Exhibit 99.1

For Immediate Release

TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES FOURTH QUARTER AND YEAR END 2015 FINANCIAL RESULTS

CALGARY, ALBERTA (March 16, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the fourth quarter and year ended December 31, 2015. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the years ended December 31, 2015 and 2014. Bellatrix's audited Consolidated Financial Statements and Notes, and the MD&A are available on Bellatrix's website at www.bellatrixexploration.com, and are filed on SEDAR at www.sedar.com.

FOURTH QUARTER AND ANNUAL 2015 HIGHLIGHTS

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Total revenue (2)	72,125	130,160	333,318	583,467
Funds flow from operations (2)	29,653	61,757	109,485	270,753
Per basic share (3)	$0.15	$0.32	$0.57	$1.48
Per diluted share (3)	$0.15	$0.32	$0.57	$1.46
Cash flow from operating activities(*)	42,033	90,459	103,075	294,828
Per basic share (3)	$0.22	$0.47	$0.54	$1.61
Per diluted share (3)	$0.22	$0.47	$0.54	$1.59
Adjusted net profit (loss) (2)	(8,587)	58,982	(53,244)	158,533
Per basic share (3)	($0.04)	$0.31	($0.28)	$0.87
Per diluted share (3)	($0.04)	$0.31	($0.28)	$0.86
Net profit (loss)(*)	(356,631)	54,830	(444,208)	163,123
Per basic share (3)	($1.86)	$0.29	($2.31)	$0.89
Per diluted share (3)	($1.86)	$0.29	($2.31)	$0.88
Capital – exploration and development	16,775	81,873	155,151	504,467
Capital – corporate assets	153	3,346	3,440	11,163
Property acquisitions	287	148,857	1,036	176,428
Capital expenditures – cash	17,215	234,076	159,627	692,058
Property dispositions – cash	(5,129)	(1,435)	(15,436)	(9,809)
Total net capital expenditures – cash	12,086	232,641	144,191	682,249
Other non-cash items	2,594	64,612	8,613	88,616
Total capital expenditures – net (2)	14,680	297,253	152,804	770,865
Bank debt	340,743	549,792	340,743	549,792
Senior Notes	332,024	-	332,024	-
Adjusted working capital deficiency (2)	44,878	87,934	44,878	87,934
Total net debt (2)	717,645	637,726	717,645	637,726
Total assets	1,703,212	2,213,485	1,703,212	2,213,485
Total shareholders’ equity	810,572	1,248,317	810,572	1,248,317

SELECTED OPERATING RESULTS		Three months ended December 31,		Year ended December 31,
		2015	2014	2015	2014
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	11,884	13,204	11,998	12,469
Natural gas(*)	(mcf/d)	172,923	178,443	176,658	153,575
Total oil equivalent	(boe/d) (4)	40,705	42,945	41,441	38,065
Average realized prices
Crude oil and condensate	($/bbl)	48.76	71.92	54.34	91.41
Crude oil and condensate (including risk management (1))	($/bbl)	58.67	86.96	58.76	86.81
NGLs (excluding condensate)	($/bbl)	12.99	31.26	14.16	42.74
Crude oil, condensate and NGLs	($/bbl)	25.88	50.17	30.41	67.47
Natural gas	($/mcf)	2.66	4.01	2.95	4.77
Natural gas (including risk management (1))	($/mcf)	2.75	4.08	2.94	4.39
Total oil equivalent	($/boe) (4)	18.85	32.07	21.37	41.33
Total oil equivalent (including risk management (1))	($/boe) (4)	20.26	34.51	21.85	39.03

Net wells drilled		2.3	7.1	13.7	59.1

Selected Key Operating Statistics
Operating netback (2)	($/boe) (4)	10.80	17.00	10.83	25.00
Operating netback (2) (including risk management (1))	($/boe) (4)	12.21	19.43	11.30	22.70
Transportation expense	($/boe) (4)	0.72	1.05	1.13	1.17
Production expense	($/boe) (4)	6.87	9.57	7.86	8.64
General & administrative expense	($/boe) (4)	1.18	2.33	1.55	1.83
Royalties as a % of sales (after transportation)		5%	17%	11%	18%
COMMON SHARES
Common shares outstanding		191,963,910	191,950,576	191,963,910	191,950,576
Share options outstanding		12,846,332	10,913,337	12,846,332	10,913,337
Fully diluted common shares outstanding		204,810,242	202,863,913	204,810,242	202,863,913
Weighted average shares (3)		191,963,910	191,579,631	191,960,312	184,947,822
SHARE TRADING STATISTICS
TSX and Other (5)
(CDN$, except volumes) based on intra-day trading
High		2.92	7.03	4.47	11.65
Low		1.30	3.45	1.30	3.45
Close		1.64	4.23	1.64	4.23
Average daily volume		1,233,615	3,166,506	1,911,812	2,683,578
NYSE
(US$, except volumes) based on intra-day trading
High		2.25	6.28	3.81	10.70
Low		0.94	2.97	0.94	2.97
Close		1.21	3.64	1.21	3.64
Average daily volume		1,160,457	547,567	892,215	384,007

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

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(2) The terms “funds flow from operations”, “funds flow from operations per share”, “adjusted net profit (loss)”, “total net debt”, “operating netbacks”, “total capital expenditures – net”, “adjusted working capital deficiency (excess)”, and “total revenue" do not have a standard meaning under generally accepted accounting principles (“GAAP”). Refer to “Non-GAAP measures” disclosed at the end of this Press Release.

(3) Basic weighted average shares for the three months and year ended December 31, 2015 were 191,963,910 (2014: 191,579,631), and 191,960,312 (2014: 183,216,536), respectively.

In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three and twelve months ended December 31, 2015, a total of nil (2014: nil), and nil (2014: 1,731,286) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, resulting in diluted weighted average common shares of 191,963,910 (2014: 191,579,631), and 191,960,312 (2014: 184,947,822), respectively.

(4) A boe conversion ratio of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

(5) TSX and Other include the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.

PRESIDENT’S MESSAGE

Following 2014, the most active year in the Company’s history, in 2015 Bellatrix focused on and achieved four primary objectives. First, Bellatrix completed construction of and commissioned Phase 1 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep cut gas plant in the Alder Flats area of Alberta (the “Alder Flats Plant”). Second, Bellatrix focused its development activities on its Spirit River liquids-rich natural gas play using promoted capital available through its strategic joint ventures. Third, Bellatrix successfully achieved material reductions in capital costs, general and administrative (“G&A”) costs and operating costs. Fourth, in response to the continued decline in commodity prices, Bellatrix worked proactively with its lenders to amend, and then remove, certain financial covenants contained in the agreement governing the Company’s revolving Credit Facilities (as defined below), and diversified the Company’s balance sheet through the issuance of US$250 million of Senior Notes (as defined below) maturing in 2020. All of these activities are intended to maximize long term shareholder value, and to position the Company to take advantage of opportunities as commodity prices stabilize and begin to recover.

Despite a 15% reduction in average realized commodity prices in the fourth quarter relative to the first nine months of 2015, Bellatrix generated fourth quarter 2015 funds flow from operations of $29.7 million, which represents the strongest funds flow from operations quarter of 2015 for the Company, due to record low operating costs of $6.87/boe, record low net G&A costs of $1.18/boe and low royalty costs of $0.86/boe (5% of sales after transportation expenses). For the second consecutive quarter, Bellatrix underspent cash flow, utilizing free cash flow generated from operations and approximately $5.1 million from a minor asset disposition to reduce bank debt and working capital deficit by $17.1 million in the fourth quarter. During the second half of 2015, Bellatrix reduced its bank debt and working capital deficit by $31.8 million compared with June 30, 2015 balances, while efficaciously sustaining total corporate production. Fourth quarter 2015 average production of 40,705 boe/d represented a 1% increase over third quarter 2015 production levels which was achieved despite drilling only 2.3 net wells during the fourth quarter, demonstrating the robust capital efficiencies of the Company’s Spirit River liquids-rich natural gas play.

Bellatrix exited 2015 with a strong liquidity position, with approximately $200 million of undrawn capacity (excluding letters of credit) on the Company’s $540 million bank Credit Facilities. In addition, the Company maintains an active risk management program with approximately 50% of forecast gross natural gas volumes (approximately 55% of forecast natural gas volumes net of royalties) hedged at an average fixed price of approximately $3.08/mcf in calendar 2016, based on the mid-point of first half 2016 average production guidance of 39,000 boe/d.

Bellatrix strives to ensure our business practices are conducted safely and responsibly, and strong fourth quarter results were achieved with zero reportable lost time incidents. Our provincial compliance rating with the Alberta Energy Regulator (“AER”) in the fourth quarter was 100% satisfactory, compared to the industry compliance level of 78%. Also in the fourth quarter we seamlessly went live with a new Health, Safety and Environmental inspection and audit system which has been fully integrated into the business and will be a powerful tool for continuous improvement into the future. Safe and responsible development and continuous process improvement are guiding principles of Bellatrix’s business.

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STRONG FOURTH QUARTER PERFORMANCE

Bellatrix is pleased to have delivered on all key operational performance metrics in 2015 relative to guidance. Full year 2015 average production of 41,441 boe/d met the high end of the Company’s guidance range with full year net capital spending of $158.6 million. Bellatrix delivered full year average operating costs of $7.86/boe, representing a 9% improvement over 2014 full year average operating costs and 5% better than full year guidance. Net G&A costs of $1.55/boe in 2015 represented a 15% improvement over 2014 average net G&A costs and 6% below guidance.

2015 Actual Performance versus Guidance

	2015 Results	2015 Guidance	Actual Versus Guidance
Average daily production (boe/d)
Low range	41,441	40,500	+2%
High range	41,441	41,500	-
Average product mix
Crude oil, condensate and NGLs (%)	29	30	-1%
Natural gas (%)	71	70	+1%
Capital spending ($ millions) (1)	159	160	-1%
Expenses ($/boe)
Production	7.86	8.25	-5%
General and administrative (“G&A”) (2)	1.55	1.65	-6%

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) G&A expenses are after capitalized G&A and recoveries.

ALDER FLATS PLANT ACHIEVES 103% CAPACITY UTILIZATION IN THE FOURTH QUARTER

The Alder Flats Plant averaged 103% capacity utilization in the fourth quarter of 2015. Through its first two full quarters of operation, the Alder Flats Plant has averaged 101% capacity utilization, establishing the Alder Flats Plant as an efficient and reliable addition to the Company’s strategic infrastructure within our greater Ferrier core area. The Alder Flats Plant provides Bellatrix with a competitive advantage, not only from an operating cost perspective, but by providing Bellatrix the capability to re-direct additional volumes through the Alder Flats Plant during periods of third party facility downtime thus mitigating potential adverse effects on the Company’s production volumes.

CONTINUED CAPITAL AND OPERATING COST REDUCTIONS AND ENDURED EFFICIENCY GAINS

Capital cost reductions and operational optimization efforts in the fourth quarter of 2015 continued to build on the positive momentum established through the first nine months of the year. Capital cost reduction initiatives across drilling, completion, equipping and tie-in activities such as redesigned drilling parameters that have reduced average days on lease location, using monobore well configurations where practical, reduced temporary production tie-ins, minimized lease sizes, plus the impact from competitive pricing of services have all combined to reduce total well costs through 2015 and into 2016. Average drill, complete, equip and tie-in costs for the Spirit River program in the second half of 2015 averaged less than $4.0 million per well, and average well productivity in the fourth quarter met the Company’s type curve expectations, further validating Bellatrix’s estimated average IP365 capital efficiency for production additions of under $8,000/boe/d during the year. The current inventory of 382 net drilling locations in the Spirit River play is expected to provide over 20 years of future development drilling opportunities from this low supply cost and highly profitable liquids-rich natural gas play based on the current pace of development.

Bellatrix reduced operating costs to $6.87/boe in the fourth quarter of 2015 as a result of continued cost reduction efforts in the field, and anchored by optimized throughput at the Alder Flats Plant. The Company plans to invest in the Phase 2 expansion of the Alder Flats Plant over the next two years, doubling the gross sales capacity of the Alder Flats Plant to 220 MMcf/d, which is expected to be completed in the first half of 2018. Upon completion of Phase 2, Bellatrix anticipates further structural reductions to its operating cost profile.

Continued reductions in net G&A costs (after capitalized costs and recoveries) were achieved in the fourth quarter, down 12% to $1.18/boe compared with $1.34/boe in the third quarter of 2015. The G&A reduction is more apparent on a year over year basis as fourth quarter 2015 net G&A costs represent an approximate 50% reduction compared to the $2.33/boe costs in the fourth quarter of 2014, and was attained despite lower capital activity levels year over year and the resulting lower G&A recoveries from partners. On a gross basis, full year G&A costs were reduced by 22% or $12.2 million compared with the same period in 2014.

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Royalty rates compressed materially in the fourth quarter of 2015, averaging 5% due to a combination of lower commodity prices and increased gas cost allowance (“GCA”) credits associated with infrastructure and facilities investments made by Bellatrix.

Transportation costs in the fourth quarter averaged $0.72/boe, a reduction of 46% from third quarter 2015 levels. Reduced transportation expenditures incorporate lower trucking fees as infrastructure investments in pipelines have provided a lower cost transportation route for natural gas liquids and condensate produced and processed at the Alder Flats Plant.

Fourth quarter total cash costs from operating costs, royalties, net G&A, and transportation expenses totaled $9.63/boe, representing a sequential 18% improvement over comparable third quarter 2015 total cash costs, and a 47% improvement compared with fourth quarter 2014 levels.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	The Company delivered a 100% success rate through the drill bit in 2015 demonstrating another strong year of consistent operational results and technical work. See the March 16, 2016 news release entitled “Bellatrix Announces 2015 Year End Reserves” for additional information on the Company’s year-end reserves information.

•	Production volumes in the fourth quarter of 2015 averaged 40,705 boe/d (71% natural gas weighted) an increase of 1% from production volumes of 40,277 boe/d averaged in the third quarter of 2015. The Company was able to proactively manage system wide interruptible and firm takeaway constraints through the utilization of the Alder Flats Plant which averaged 103% capacity utilization in the fourth quarter of 2015.
•	Net cash capital expenditures of $12.1 million in the fourth quarter of 2015 included $16.8 million on exploration and development spending, offset by a minor asset disposition of $5.1 million.
•	The fourth quarter of 2015 marked the second consecutive quarter Bellatrix underspent cash flow. Free cash flow and proceeds from a minor asset disposition reduced bank debt and the working capital deficit by approximately $17.1 million (4%) in the fourth quarter of 2015. During the second half of 2015, Bellatrix reduced its bank debt and working capital deficiency by $31.8 million (representing an 8% reduction) compared with June 30, 2015 balances while maintaining average production levels greater than 40,000 boe/d.
•	Operating costs in the fourth quarter 2015 averaged $6.87/boe, representing a 7% sequential decline from third quarter 2015 levels and a 28% decline compared to the fourth quarter 2014 operating costs of $9.57/boe. These reductions demonstrate the strength of Bellatrix’s infrastructure, including optimized utilization of volumes through the Alder Flats Plant, and a continued focus by our employees on cost containment and process improvement efforts. On a comparative basis, operating costs in the fourth quarter of 2015 inclusive of processing and third party income, averaged $6.46/boe.
•	The corporate royalty rate in the three months ended December 31, 2015 averaged 5% of sales (after transportation), compared with 17% in the fourth quarter of 2014. Lower average royalty rates year over year were mainly the result of lower commodity prices as well as increased GCA credits associated with prior period infrastructure and facilities investments by Bellatrix.
•	Net G&A expenses (after capitalized costs and recoveries) for the three months and year ended December 31, 2015 were $4.4 million ($1.18/boe) and $23.4 million ($1.55/boe), compared to $9.2 million ($2.33/boe) and $25.4 million ($1.83/boe) in the comparative 2014 periods, respectively. Net G&A costs have improved in 2015 as a result of cost reduction initiatives implemented by the Company including workforce reductions. These initiatives have more than offset reduced cost recoveries from partners associated with lower capital spending, compared with 2014.
•	The corporate operating netback realized (after risk management) for the three months ended December 31, 2015 was $12.21/boe. Before risk management, the fourth quarter 2015 operating netback was $10.80/boe, consistent with the $10.84/boe netback realized in the first nine months of 2015, despite a 15% drop in realized prices in the respective periods. The Company’s netback before risk management was maintained despite the drop in realized commodity pricing principally due to the aforementioned reductions in total cash costs.

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•	In the fourth quarter of 2015, Bellatrix drilled and/or participated in 5 gross (2.3 net) Spirit River liquids-rich gas wells. All of the operated Spirit River liquids-rich gas wells were drilled leveraging capital under our joint venture with Grafton Energy Co I Ltd.
•	Total net debt of $717.6 million at December 31, 2015 decreased by $5.8 million compared with net debt at September 30, 2015. The reduction in total net debt reflects a decrease in bank debt and working capital deficit by $17.1 million, offset by an increase in unrealized foreign exchange loss of approximately $10.4 million recognized in the fourth quarter as the United States dollar denominated Senior Notes (as defined below) were marked-to-market at December 31, 2015.
•	During the 2015 year, Bellatrix proactively negotiated the removal of two major financial covenants governing its Credit Facilities providing additional financial flexibility. At December 31, 2015, Bellatrix had $199.3 million of undrawn capacity on its Credit Facilities, excluding outstanding letters of credit of $6.4 million that reduce the amount otherwise available to be drawn on the facilities.
•	For the year ended December 31, 2015, Bellatrix’s Senior Debt to EBITDA (as defined below) ratio was 2.75 times, within the financial covenant of 3.5 times as permitted by the Credit Facilities.
•	Adjusted net loss for the three months and year ended December 31, 2015 were $8.6 million and $53.2 million, respectively. The adjusted net loss of $53.2 million incurred in 2015, as compared to an adjusted net profit of $158.5 million realized in 2014, was primarily due to the continued weak commodity price environment throughout 2015. Realized prices in 2015 decreased by 41% in crude oil and condensate, 67% in natural gas liquids (“NGLs”), and 38% in natural gas from 2014.
•	Funds flow from operations generated in the three months ended December 31, 2015 was $29.7 million ($0.15 per basic and diluted share), a decrease of 52% from $61.8 million ($0.32 per basic share) in the fourth quarter of 2014. Funds flow from operations generated in the year ended December 31, 2015 was $109.5 million ($0.57 per basic and diluted share), a decrease of 60% from $270.8 million ($1.48 per basic and $1.46 per diluted share) in the comparative 2014 period.
•	Total revenue decreased by 45% to $72.1 million for the three months ended December 31, 2015, compared to $130.2 million realized in the fourth quarter of 2014 mainly attributable to crude oil realized prices decreasing 32%, natural gas decreasing 34% and NGLs decreasing 58% in the comparable periods. Total revenue from crude oil, condensate, and NGLs contributed 39% of total revenue realized in the fourth quarter of 2015, compared to 47% in the fourth quarter of 2014.
•	As at December 31, 2015, Bellatrix had approximately 326,235 net undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.
•	At December 31, 2015, Bellatrix performed an assessment for indicators of non-cash impairment on all of the Company’s cash generating units (“CGU”) and determined that a non-cash impairment loss of $346.4 million after taxes was incurred in the fourth quarter of 2015, mainly a result of the depressed crude oil and natural gas forward commodity prices.
•	At December 31, 2015, Bellatrix had approximately $1.69 billion in tax pools available for deduction against future income.

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OUTLOOK

The operational reliability and competitive cost structure of the Company has never been stronger. The strategic investment in infrastructure including the Alder Flats Plant has structurally improved the operational reliability and cost structure of our business, evidenced by the 28% reduction in fourth quarter 2015 operating costs to $6.87/boe relative to the comparable period in 2014. The investment in infrastructure has structurally reduced transportation costs and royalty rates, enhanced natural gas liquids recoveries, and improved overall reliability of processed production volumes.

Commodity prices for both oil and natural gas currently remain at what we believe are unsustainably low levels. As market supply and demand forces naturally realign, we anticipate this will drive commodity prices to higher levels. Bellatrix remains focused on development of the Spirit River formation, which is one of the lowest supply cost natural gas plays in North America. The Company is favourably positioned with a deep inventory of high rate of return well locations, supported by infrastructure and firm takeaway capacity, to profitably grow when commodity prices improve. Our acreage position in the Spirit River play is expected to provide the value enhancing growth platform for our Company as we move through the commodity price cycle.

Bellatrix has maintained an active two rig drilling program leveraging joint venture capital through the majority of the first quarter of 2016 focused on development drilling in the Spirit River play. Approximately 70% of the Company’s first half 2016 capital budget will be invested within the first quarter, which is expected to provide average corporate production in the first six months of 2016 at approximately 39,000 boe/d (midpoint of guidance +/- 500 boe/d).

First Half 2016 Guidance
Average daily production (boe/d)
Low range	38,500
High range	39,500
Average product mix
Crude oil, condensate and NGLs (%)	28
Natural gas (%)	72
Net capital spending ($ millions) (1)	$46
Expenses ($/boe)
Production (2)	$7.25

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) Operating costs before net processing revenue/fees

Bellatrix has set a six month budget in order to preserve optionality and additional flexibility for the Company in the second half of the 2016 year.

Bellatrix maintains an active risk management program with approximately 50% of forecast gross natural gas volumes hedged at an average fixed price of approximately $3.08/mcf in calendar 2016 (based on first half 2016 average gross production guidance of 39,000 boe/d). In addition, approximately 35% of forecast natural gas volumes are hedged in 2017 at an average fixed price of approximately $3.35/mcf. Bellatrix’s hedging program is part of its overall risk management strategy focused on providing reduced commodity price volatility and greater assurance over future revenue and cash flows which help drive the capital and reinvestment decisions within our business.

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Bellatrix’s low cost operations and strategy provide a competitive advantage during low points in the commodity price cycle, and position the Company for long-term profitability. Our people remain core to Bellatrix’s success and have demonstrated a commitment to the sedulous pursuit of improvement in all areas of our business. I wish to thank our employees for their tireless efforts, and thank our shareholders for their ongoing commitment and recognition of the achievements Bellatrix has made through 2015 which position the Company to deliver enhanced value through the full commodity price cycle.

(“Raymond G. Smith”)

Raymond G. Smith, P.Eng.

President and CEO

March 16, 2016

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OPERATIONAL REVIEW

Sales Volumes

		Three months ended December 31,		Year ended December 31,
		2015	2014	2015	2014
Crude oil and condensate	(bbl/d)	4,281	6,139	4,853	6,336
NGLs (excluding condensate)	(bbl/d)	7,603	7,065	7,145	6,133
Total crude oil, condensate, and NGLs	(bbl/d)	11,884	13,204	11,998	12,469
Natural gas	(mcf/d)	172,923	178,443	176,658	153,575
Total sales volumes (6:1 conversion)	(boe/d)	40,705	42,945	41,441	38,065

Sales volumes for the three months ended December 31, 2015 averaged 40,705 boe/d, a decrease of 5% from an average of 42,945 boe/d realized in the fourth quarter of 2014. The weighting towards crude oil, condensate and NGLs for the three months ended December 31, 2015 was 29%, compared to 31% in the fourth quarter of 2014. Sales volumes for the year ended December 31, 2015 increased by 9% to average 41,441 boe/d compared to 38,065 boe/d in 2014. Total crude oil, condensate and NGLs averaged approximately 29% of sales volumes for 2015, compared to 33% in 2014.

During 2015, the industry experienced system-wide curtailment of interruptible and firm service transportation on the primary Alberta gas transmission system due to ongoing pipeline integrity management work and maintenance. There were also more specific curtailments at certain facilities utilized by Bellatrix. In spite of these system constraints, Bellatrix has been able to maintain production levels in line with guidance through proactive management of Bellatrix’s firm capacity on the Alberta NGTL system and through utilization of Bellatrix’s infrastructure that provided flexibility to redirect volumes to facilities and delivery points which had not been affected.

Drilling Activity - 2015

	Three months ended December 31, 2015			Year ended December 31, 2015
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	-	-	-	3	1.3	100%
Spirit River liquids-rich natural gas	5	2.3	100%	24	12.4	100%
Cardium natural gas	-	-	-	-	-	-
Total	5	2.3	100%	27	13.7	100%

Drilling Activity - 2014

	Three months ended December 31, 2014			Year ended December 31, 2014
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	3	2.0	100%	63	36.4	100%
Spirit River liquids-rich natural gas	7	3.8	100%	34	16.2	100%
Cardium natural gas	2	1.3	100%	13	6.5	100%
Total	12	7.1	100%	110	59.1	100%

During the fourth quarter of 2015, Bellatrix drilled and/or participated in 5 gross (2.3 net) Spirit River liquids-rich gas wells. Drilling activity was curtailed in the fourth quarter of 2015 in response to the volatile and challenging commodity price environment as the Company continued to focus on balance sheet preservation as well as long term value creation. In the year ended December 31, 2015, Bellatrix posted a 100% success rate, drilling and/or participating in 27 gross (13.7 net) wells, consisting of 3 gross (1.3 net) Cardium oil wells and 24 gross (12.4 net) Spirit River liquids-rich gas wells. Bellatrix’s drilling activity in 2015 was weighted 11% towards oil wells, and 89% towards liquids-rich natural gas wells. The Company continues to focus capital investment and leverage joint venture capital in its low-cost Spirit River natural gas play, which continues to deliver strong returns at current natural gas and liquids prices.

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During the fourth quarter of 2014, Bellatrix drilled and/or participated in 12 gross (7.1 net) wells, consisting of 3 gross (2.0 net) Cardium light oil horizontal wells, 7 gross (3.8 net) Spirit River liquids-rich gas wells, and 2 gross (1.3 net) Cardium gas wells. Bellatrix’s drilling activity in the fourth quarter of 2014 was weighted 25% towards oil wells and 75% towards natural gas wells. During the year ended December 31, 2014, Bellatrix drilled and/or participated in 110 gross (59.1 net) wells, consisting of 63 gross (36.4 net) Cardium light oil horizontal wells, 34 gross (16.2 net) Spirit River liquids-rich gas wells, and 13 gross (6.5 net) Cardium gas wells. Bellatrix’s drilling activity in 2014 was weighted 57% towards oil wells and 43% towards natural gas wells.

Capital Expenditures

During the three months ended December 31, 2015, Bellatrix invested $16.8 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $81.9 million in the same period in 2014. Bellatrix invested $155.2 million in exploration and development projects, excluding property acquisitions and dispositions during the year ended December 31, 2015, compared to $504.5 million in 2014.

Capital Expenditures

	Three months ended December 31,		Year ended December 31,
($000s)	2015	2014	2015	2014
Lease acquisitions and retention	1,736	2,878	5,317	16,701
Geological and geophysical	14	(103)	661	1,601
Drilling and completion costs	5,626	70,980	61,454	298,313
Facilities and equipment	9,399	41,039	96,358	220,773
Property transfers – cash	-	(32,921)	(8,639)	(32,921)
Capital – exploration and development (1)	16,775	81,873	155,151	504,467
Capital – corporate assets (2)	153	3,346	3,440	11,163
Property acquisitions	287	148,857	1,036	176,428
Total capital expenditures – cash	17,215	234,076	159,627	692,058
Property dispositions – cash	(5,129)	(1,435)	(15,436)	(9,809)
Total net capital expenditures – cash	12,086	232,641	144,191	682,249
Property acquisitions – non-cash	-	56,845	-	68,616
Other – non-cash (3)	2,594	7,767	8,613	20,000
Total non-cash	2,594	64,612	8,613	88,616
Total capital expenditures – net (4)	14,680	297,253	152,804	770,865

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(4) Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

The Alder Flats Plant has been developed in two phases with a combined sales capacity of 220 MMcf/d. The Company completed construction of Phase 1 of the Alder Flats Plant on time and budget in the second quarter of 2015. Total net spending on the Alder Flats Plant (including Phase 1, Phase 2 and related pipelines) in 2015 was $63.6 million. With significant pre-build and flexibility for Phase 2 already incorporated into the design and footprint at Alder Flats, Bellatrix remains committed to construction of Phase 2 with an expected on-stream date being deferred to the first half of 2018 in response to the current depressed commodity price environment. Remaining capital spending over the next two fiscal years for Phase 2 of the Alder Flats Plant net to Bellatrix’s interest is estimated at approximately $50 million.

Non-Cash Impairment

As a result of the continued weakness in oil and natural gas prices, and the depressed outlook for commodity prices, Bellatrix recognized $346.4 million non-cash after tax impairment for the quarter ended December 31, 2015. These non-cash charges did not affect the Company’s cash flows. Additional details regarding the non-cash impairment charges are available in the Company’s 2015 Year End Management Discussion & Analysis.

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Undeveloped land

At December 31, 2015, Bellatrix had approximately 326,235 undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.

FINANCIAL REVIEW

Cash Flow from Operating Activities, Funds Flow from Operations, Adjusted Net Profit (Loss) and Net Profit (Loss)

	Three months ended December 31,		Year ended December 31,
($000s, except per share amounts)	2015	2014	2015	2014
Funds flow from operations	29,653	61,757	109,485	270,753
Basic ($/share)	0.15	0.32	0.57	1.48
Diluted ($/share)	0.15	0.32	0.57	1.46
Cash flow from operating activities	42,033	90,459	103,075	294,828
Basic ($/share)	0.22	0.47	0.54	1.61
Diluted ($/share)	0.22	0.47	0.54	1.59
Adjusted net profit (loss)	(8,587)	58,982	(53,244)	158,533
Basic ($/share)	(0.04)	0.31	(0.28)	0.87
Diluted ($/share)	(0.04)	0.31	(0.28)	0.86
Net profit (loss)	(356,631)	54,830	(444,208)	163,123
Basic ($/share)	(1.86)	0.29	(2.31)	0.89
Diluted ($/share)	(1.86)	0.29	(2.31)	0.88

The overall weak global commodity price environment continued through the fourth quarter of 2015 significantly impacting funds flow from operations and the adjusted net profit (loss) of the Company.

Management believes that, in addition to cash flow from operating activities, funds flow from operations is a useful supplemental measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.

Bellatrix generated funds flow from operations of $29.7 million ($0.15 per basic and diluted share) in the fourth quarter of 2015, a decrease of 52% from $61.8 million ($0.32 per basic and diluted share) generated in the comparative 2014 period. Bellatrix’s cash flow from operating activities for the three months ended December 31, 2015 decreased by 54% to $42.0 million ($0.22 per basic and diluted share) from $90.5 million ($0.47 per basic and diluted share) generated in the fourth quarter of 2014.

Bellatrix generated funds flow from operations of $109.5 million ($0.57 per basic and diluted share) in the year ended December 31, 2015, a decrease of 60% from $270.8 million ($1.48 per basic share and $1.46 per diluted share) generated in 2014. Bellatrix’s cash flow from operating activities for the year ended December 31, 2015 decreased by 65% to $103.1 million ($0.54 per basic and diluted share) from $294.8 million ($1.61 per basic share and $1.59 per diluted share) generated during the 2014 year.

Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities by excluding the after tax effect of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment charges and non-cash one time charges, as applicable, that may significantly impact net profit (loss) from period to period.

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Adjusted Net Profit (Loss)

	Three months ended December 31,		Year ended December 31,
($/boe)	2015	2014	2015	2014
Net profit (loss)	(356,631)	54,830	(444,208)	163,123
Add (deduct) non-operating items:
Unrealized (gain) loss on commodity contracts	(6,522)	(5,277)	(12,942)	(16,933)
Unrealized (gain) loss on foreign exchange	8,753	-	36,556	-
Impairment	474,542	10,813	511,954	10,813
Tax impact on non-operating items	(128,728)	(1,384)	(144,604)	1,530
Adjusted net profit (loss)	(8,587)	58,982	(53,244)	158,533

For the three months ended December 31, 2015, Bellatrix recognized an adjusted net loss of $8.6 million ($0.04 per basic and diluted share), compared to an adjusted net profit of $59.0 ($0.31 per basic and diluted share) in the comparative 2014 period. Bellatrix recognized net loss of $356.6 million ($1.86 per basic share and diluted share) in the fourth quarter of 2015, compared to a net profit of $54.8 million ($0.29 per basic share and diluted share) in the fourth quarter of 2014.

For the year ended December 31, 2015, Bellatrix recognized an adjusted net loss of $53.2 million ($0.28 per basic and diluted share), compared to an adjusted net profit of $158.5 ($0.87 per basic and $0.86 per diluted share) in 2014. Bellatrix recognized net loss of $444.2 million ($2.31 per basic share and diluted share) for the year ended December 31, 2015, compared to a net profit of $163.1 million ($0.89 per basic share and $0.88 per diluted share) in 2014.

Operating Netback – Corporate

	Three months ended December 31,		Year ended December 31,
($/boe)	2015	2014	2015	2014
Sales (1)	19.25	32.95	22.03	41.99
Production	(6.87)	(9.57)	(7.86)	(8.64)
Transportation	(0.72)	(1.05)	(1.13)	(1.17)
Royalties	(0.86)	(5.33)	(2.21)	(7.18)
Operating netback before risk management	10.80	17.00	10.83	25.00
Risk management gain (loss)	1.41	2.43	0.47	(2.30)
Operating netback after risk management	12.21	19.43	11.30	22.70

(1) Sales includes other income

Operating netback before commodity price risk management contracts for crude oil, condensate, NGLs, and natural gas during the fourth quarter of 2015 averaged $10.80/boe, a decrease of 36% from the $17.00/boe realized during the same period in 2014. For the year ended December 31, 2015, the corporate operating netback (before commodity risk management contracts) was $10.83/boe, a decrease of 57% compared to $25.00/boe in the 2014 year.

Total revenue decreased by 45% to $72.1 million for the three months ended December 31, 2015, compared to $130.2 million realized in the fourth quarter of 2014. Total revenue from crude oil, condensate, and NGLs contributed 40% of total fourth quarter 2015 revenue before other income, royalties, and commodity price risk management contracts, compared to 48% in the three months ended December 31, 2014.

In the three months ended December 31, 2015, production expenses totaled $25.7 million ($6.87/boe), compared to $37.8 million ($9.57/boe) recorded in the same period of 2014. Production expenses totaled $118.9 million ($7.86/boe) for the year ended December 31, 2015, compared to $120.1 million ($8.64/boe) in the 2014 year. The reduction in production expenses between the three months and year ending December 31, 2015 from December 31, 2014, was primarily attributable to cost reductions realized through the operation of the Alder Flats Plant and continued field optimization work. Increased facility operatorship and optimization work have allowed the Company to exceed production expense guidance in 2015.

For the three months ended December 31, 2015, Bellatrix incurred royalties of $3.2 million, compared to $21.0 million in the fourth quarter of 2014. Overall royalties as a percentage of revenue (after transportation costs) in the fourth quarter of 2015 were 5% compared to 17% in the comparative 2014 period. Lower average corporate royalty rates period over period include the impact from lower commodity prices as well as increased GCA credits associated with significant infrastructure and facilities investments by Bellatrix. In the fourth quarter of 2015 adjustments to Crown royalty credits of $0.43/boe were recorded.

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In the year ended December 31, 2015, royalties incurred totaled $33.5 million, compared to $99.8 million incurred in the 2014 year. Overall royalties as a percentage of revenue (after transportation costs) in 2015 were 11% compared with 18% in 2014. Lower average corporate royalty rates period over period include the impact from lower commodity prices as well as increased GCA credits associated with significant infrastructure and facilities investments by Bellatrix.

Subsequent to year end the Government of Alberta completed its oil and gas royalty review, and announced a new Modernization Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure of wells drilled prior to 2017 for a 10-year period from the MRF implementation date and improved transparency concerning disclosure of royalty information. Further information from the Government of Alberta is scheduled to be provided by March 31, 2016. While the new MRF appears constructive, the impact on future investment decisions cannot be fully understood until the details are released.

Commodity Prices

Average Commodity Prices

	Three months ended December 31,			Year ended December 31,
	2015	2014	% Change	2015	2014	% Change

Exchange rate (CDN$/US$1.00)	1.3347	1.1361	17	1.2764	1.1045	16

Crude oil:
WTI (US$/bbl)	42.16	73.20	(42)	48.76	92.21	(47)
Canadian Light crude blend ($/bbl)	52.55	74.37	(29)	57.45	93.99	(39)
Bellatrix’s average prices ($/bbl)
Crude oil and condensate	48.76	71.92	(32)	54.34	91.41	(41)
NGLs (excluding condensate)	12.99	31.26	(58)	14.16	42.74	(67)
Total crude oil and NGLs	25.88	50.17	(48)	30.41	67.47	(55)
Crude oil and condensate (including risk management (1))	58.67	86.96	(33)	58.76	86.81	(32)

Natural gas:
NYMEX (US$/mmbtu)	2.23	3.83	(42)	2.63	4.26	(38)
AECO daily index ($/mcf)	2.46	3.60	(32)	2.69	4.50	(40)
AECO monthly index ($/mcf)	2.65	4.01	(34)	2.77	4.41	(37)
Bellatrix’s average price ($/mcf)	2.66	4.01	(34)	2.95	4.77	(38)
Bellatrix’s average price (including risk management (1)) ($/mcf)	2.75	4.08	(33)	2.94	4.39	(33)

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

Continuing through 2015, record global oil production from the Organization of the Petroleum Exporting Countries (“OPEC”) and non-OPEC countries continued to climb, reaching approximately 97 million barrels per day in December 2015. This increased production has oversupplied the market and led to a supply-demand imbalance in the global marketplace, which has resulted in the price deterioration for crude oil. Shale production in Canada and the United States has pushed United States oil inventories to record levels despite higher levels of refinery utilization which has put additional downward pressure on oil pricing. This pricing impact has been in part offset by the relative weakness in the Canadian dollar compared to the United States dollar and a slight narrowing of the WTI/Canadian light crude oil differential. Production of natural gas in North America has also reached record levels. This record production has more than offset higher Mexican exports and natural gas demand for power in the United States which had increased year over year as a result of a number of coal-fired power plant retirements. Further impacting pricing has been a continued increase in natural gas storage levels in both Canada and the United States near capacity at the end of the injection season.

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For crude oil and condensate, Bellatrix realized an average price of $48.76/bbl before commodity price risk management contracts during the three months ended December 31, 2015, a decrease of 32% from the average price of $71.92/bbl received in the fourth quarter of 2014. By comparison, the Canadian Light crude blend price decreased by 29% and the average WTI crude oil benchmark price decreased by 42% between the fourth quarters of 2014 and 2015. Bellatrix’s realized average price before commodity price risk management contracts for the year ended December 31, 2015 was $54.34/bbl, a decrease of 41% from $91.41/bbl realized in 2014.

Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 58% to $12.99/bbl during the fourth quarter of 2015, compared to $31.26/bbl received in the three months ended December 31, 2014. NGLs pricing in Western Canada continues to remain challenged given individual market conditions for products such as propane and butane. Butane and propane pricing has been impacted by higher product supply from key United States natural gas plays which has negatively impacted the overall supply-demand balance. Propane has also been impacted by logistical issues in Western Canada which has curtailed deliveries to major demand markets. Propane inventories continue to remain at record levels across North America. Late in 2015, realized propane prices improved as winter seasonal demand had risen in key markets. Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 67% to $14.16/bbl during 2015, compared to $42.74/bbl received in 2014.

Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has higher heat content than the industry average, which results in slightly higher realized prices per mcf than the daily AECO index. During the three months ended December 31, 2015, the AECO daily reference price decreased by 32% and the AECO monthly reference price decreased by 34% compared to the fourth quarter of 2014. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the three months ended December 31, 2015 decreased by 34% to $2.66/mcf compared to $4.01/mcf in the fourth quarter of 2014.

As at March 15, 2016, Bellatrix was party to a series of commodity price risk management contracts for 2016 and 2017 as summarized below:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	January 1, 2016 to December 31, 2016	80 MMcf/d	$3.08/mcf
Natural gas	Fixed price swap	January 1, 2017 to December 31, 2017	55 MMcf/d	$3.35/mcf
Natural gas	AECO basis swap	January 1, 2016 to March 31, 2016	44 MMcf/d	US$0.76/mcf
Natural gas	AECO basis swap	November 1, 2016 to December 31, 2016	44 MMcf/d	US$0.76/mcf
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	40 MMcf/d	US$0.77/mcf
Crude oil	WTI basis swap (2)	January 1, 2016 to September 30, 2016	2,000 bbl/d	US$4.05/bbl
Crude oil	WTI basis swap (2)	October 1, 2016 to December 31, 2016	1,500 bbl/d	US$4.05/bbl

(1) The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.4Mj/m3 in 2016 & 2017.

(2) Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

Additionally, Bellatrix entered into United States dollar foreign exchange forward contracts for US$62.5 million with a value date of May 2020, at $1.3078 CDN/USD.

Long Term Debt

Senior Notes

At December 31, 2015, the Company has US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (the “Senior Notes”) outstanding. Interest on the Senior Notes is payable semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices.

Bank Debt

Bellatrix maintains extendible revolving reserves-based credit facilities with a syndicate of lenders, which is currently comprised of a $65 million operating facility provided by a Canadian chartered bank and a $475 million syndicated facility provided by nine financial institutions (the “Credit Facilities”). The Credit Facilities currently mature on May 30, 2017, but the Company is permitted to request, and has requested, an extension to May 30, 2019. Availability under the Credit Facilities is governed by a borrowing base, which is re-determined by the lenders, in their sole discretion, on a semi-annual basis on or before May 31 and November 30 of each year, taking into consideration the estimated value of the Company’s oil and natural gas properties in accordance with the lenders’ customary practices for oil and gas loans. The semi-annual review of the borrowing base under the Company's revolving Credit Facilities was most recently approved at $540 million in November 2015. The next borrowing based redetermination is scheduled to occur on or before May 31, 2016.

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At December 31, 2015, the Credit Facilities include a single financial covenant that being the Company’s Senior Debt to EBITDA ratio must not exceed 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio will return to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). As at December 31, 2015, the Senior Debt to EBITDA ratio was 2.75 times which would have allowed the Company to incur $109.8 million of additional Senior Debt while maintaining compliance with the Senior Debt to EBITDA covenant.

Notes:

(1) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended December 31, 2015 was $147.0 million.

(2) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, Senior Notes, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current commodity contract assets and liabilities.

CONFERENCE CALL INFORMATION

A conference call to discuss Bellatrix’s annual financial and reserves results and address investor questions will be held on March 16, 2016 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until March 23, 2016 by calling 1-855-859-2056 or 403-451-9481 and entering passcode 48923171 followed by the pound sign.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development, and production of oil and natural gas reserves in the provinces of Alberta, British Columbia, and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”. For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

NON-GAAP measures

This press release contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to the non-GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

15

“Total net debt” and “adjusted working capital deficiency (excess)” are considered to be non-GAAP measures. Therefore reference to the non-GAAP measures of total net debt or adjusted working capital deficiency (excess) may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in the MD&A.

“Total revenue” is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management.

“Operating netbacks”, “adjusted net profit (loss)”, and “total capital expenditures – net” are considered to be non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Adjusted net profit (loss) is calculated by removing unrealized gains and losses on commodity contracts, net of associated tax impacts, unrealized gains and losses on foreign exchange, non-cash impairment charges and non-cash one time charges, net of associated tax impacts, from net profit (loss). Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix’s liquidity and its ability to generate funds to finance its operations.

FORWARD LOOKING STATEMENTS

Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management’s assessment of future plans, ability to take advantage of future opportunities, drilling plans and the timing thereof, future development drilling opportunities, expected timing of completion of Phase II of the Alder Flats Plant, expected reductions in operating costs as a result of completion of Phase II of the Alder Flats Plant, Bellatrix’s ability to direct additional production volumes to the Alder Flats Plant during periods of third party downtime, Bellatrix’s continued ability to redirect volumes to facilities and delivery point unaffected by curtailments, ability to access additional partner capital under its joint venture arrangement with Grafton in 2016, Bellatrix’s 2016 strategic priorities, 2016 capital expenditure budget, the expectation that Bellatrix’s capital budget will sustain 2016 production estimates, commodity price risk management strategies, the expectation of management to revisit its capital budget on a continuous basis, the nature of expenditures and the method of financing thereof, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2016 production expenses, general and administrative expenses, royalty rates and operating costs, expected costs to satisfy drilling commitments and method of funding drilling commitments, commodity prices and expected volatility thereof, estimated capital expenditures and wells to be drilled under joint venture agreements, the ability to fund the 2016 capital expenditure program utilizing various available sources of capital, expected 2016 production growth, average daily production and exit rate, Bellatrix’s expected share of capital cost for Phase II of the Alder Flats Plant, expectation that reduced service costs may provide further benefits in 2016, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on March 15, 2016 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

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DRILLING LOCATIONS

In this press release, the Company has disclosed certain drilling locations associated with Bellatrix's interest in the Spirit River play. Of the 382 drilling locations identified herein, 62 are proved locations, 28 are probable locations and 292 are unbooked locations. Proved locations and probable locations are derived from the Sproule Report (as defined below) and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the Corporation’s prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources. Unbooked locations as disclosed herein have been identified by management as an estimation of the Company's multi-year drilling activities using information including applicable geologic, seismic, engineering, production, pricing assumptions and reserves information. There is no certainty that Bellatrix will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Bellatrix actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While the majority of Bellatrix's unbooked locations are extensions or infills of the drilling patterns already recognized by the Company's independent qualified reserves evaluator, other unbooked drilling locations are farther away from existing wells where management may have less information about the characteristics of the reservoir and therefore there may be more uncertainty whether wells will be drilled in such locations and if drilled there may be more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

TYPE CURVE, HALF CYCLE ECONOMICS AND CAPITAL EFFICIENCY

In this press release information relating to the type curve, half cycle economics and capital efficiency for Bellatrix's Spirit River wells have been presented. The type curve set forth herein is based on all Bellatrix operated, Notikewin and Falher B wells drilled between October 2012 and September 2015, and represents the mean (P50) performance curve. Half cycle economics are based on Bellatrix's current expectations of drill, complete, equip and tie-in costs per well (and excluding land, seismic and related costs).  Capital efficiency is a measure of expected capital expenditures per well based on half cycle economics divided by average first year production results (IP365) based on the type curve presented. The type curve and capital efficiency numbers have been presented to provide readers with information on the assumptions used for management's budgeting process and future planning. The half cycle economics and capital efficiencies may not be achieved on future wells as a result of a number of factors including the risks identified above under "Forward Looking Statements" and as such are not reliable indicators of future performance. In addition, there is no certainty that future wells will generate results to match historic type curves presented herein. Half cycle economics and capital efficiencies are not terms that have standardized meanings and therefore such calculations may not be comparable with the calculation of similar measures for other entities.

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